Schedule A

Funds	Percentage of Sub-advisory Fee	Effective Date
FT Vest DJIA® Dogs 10 Target Income ETF	0.20%	April 24, 2023
FT Vest Technology Dividend Target Income ETF	0.20%	August 3, 2023
FT Vest SMID Rising Dividend Achievers Target Income ETF	0.20%	August 3, 2023
FT Vest Dow Jones Internet & Target Income ETF	0.20%	March 14, 2024